

INVEST IN **REALWORK**

A flexible hiring platform for the trades

LEAD INVESTOR ⌄



Scott Dulaney

The trades are in desperate need of new ideas and innovative ways to connect a new generation of trades people to the many work opportunities as yet unfilled. If you pay attention to the news, it is clear that there is a significant movement to destigmatize working in the trades…to help people understand that this path is a legitimate, good paying, alternative to colleges and universities…without getting strapped with a student loan. These jobs require specific talent and often local, regional and national licensing and certifications. They require continuing education to keep up on current code requirements. RealWork shows real promise to provide the platform for this inevitable shift. Providing workers the ability to organize their trade specific licenses, certifications, work preferences and related experience…providing potential employers the ability to search and advertise to this pool talented electricians, plumbers, and other trades people. Realwork is set up to reach a broad range of trade workers, contractors, service providers and building management companies of every sort. I'm pleased to be an investor and look forward to being a part of RealWorks success.

Invested $5,000 this round

Highlights

1 The construction & service industries need people and are under-served - annual market size $2B.

2 We are a flexible hiring platform for the trades, focused on needed licenses, certs, & skills.

3 Our team has decades of experience in the trades. We're solving problems we know firsthand.

4 As our climate changes, it's critical to have people to create, install, and maintain new systems.

5 Attracting a new generation requires new perspective, flexibility and a path to entrepreneurship.

6 Positive user study feedback, one participant said, "This is great! Solves problems on both sides".

7 The trades offer a great alternative to college and represent positions in high demand.

8 Tapping into 5% of the local market generates revenue of $5.7M annually, 5% nationally is $134M.

Our Founder



Tracy Teutsch CEO / Founder

I have 20 years of sales, operations and management experience in the construction and service industries. With a history as an entrepreneur, I believe in solutions. I've brought together an experienced team who's working behind the scenes ready to join.

Real Work - Next Generation Skilled Worker Platform



Real Work

Next Generation Skilled Worker Platform

❝❝

"The Great Electrician Shortage: Going green will depend on blue collar workers. Can we train enough of them before time runs out"

THE NEW YORKER - APRIL 2023



THE NEW YORKER – APRIL 2023

"Why is it so hard to get a plumber to even call you back?"

THE WALL STREET JOURNAL – JULY 2023

"The decline of the trades"

AXIOS – MARCH 2023



We have a skilled labor shortage.



Current hiring platforms aren't working for the trades.

- Gen Z expects flexibility.

- Employers are struggling to find workers.

- Contractors currently use 2-6 hiring platforms to find workers, costing up to $1,800/month.

- Industry specific recruiters charge $20,000-$30,000 per hire.

Worker shortages are impacting work

89%

of Contractors report difficulty finding Trade Workers

61%

of Contractors report project delays due to worker shortages

Industry Overview



Construction Employers
750,000+

2023 Estimated Revenue
$1.8T

Construction & Service Workers
11M

Upcoming Infrastructure Projects
$1.25T

We need more skilled labor



We need to quit waiting for a new generation to conform. It's time for us to adapt.

The Solution:

Real Work: It's all about the people.

Employers need skilled labor - people. Real Work is a platform built to support people, providing guidance, education, and accountability.

In turn, the people support employers.

EMPLOYERS – What sets us apart

A Powerful Network to Connect Employers & Workers



- **Efficient Matchmaking**
  Focused on the licenses, certifications, and skills you need.
- **Supports Business Growth**
  Expand your business footprint by leveraging workers and subcontractors in other markets.
- **Automated Notifications**
  Qualified workers are notified directly, saving time and money.
- **Individual Employer Profiles**
  Manage your brand.
- **Connections**
  Leverage the network of subcontractors to strategically position for large jobs and government work.

Real Work's system design was created over 12 months with one of Seattle's leading UI/UX design studios -- validated by several rounds of user research.

WORKERS – User First Approach

Show young workers what's possible – build connections.


PRO TIP OF THE WEEK
Ready for full-time work? Let employers know!
Update Work Preferences »
Joshua Smith
Low Volt Electrician | Electrician
I am currently: OPEN TO WORK
My profile is: PRIVATE
PROFILE STATS
YOUR PROFILE IS 73% COMPLETE
Complete Profile

- **People First Approach**
  Focusing on workers assures a strong worker network employers can rely on.
- **Employment Options**
  Full-time, part-time, or seasonal work. Local or remote opportunities.
- **Notifications Simplify Searches**
  Notifications notify workers and employers of matches.
- **Robust Worker and Employer Profiles**
- **Manage Renewals**
  Help workers stay on top of hard-earned license and certifications through expiration reminders, training tips, and renewal links.



User Study Comments

> **"** *I think it will be a great thing. It fills voids on both sides.* **"**
>
> **PM, Residential Construction**

> **"** *I've been waiting for someone to do this.* **"**
>
> **VP, Commercial Construction**

> **"** *This is great, I'm excited to see what comes.* **"**
>
> **Recruiting Manager, Specialty Subcontractor**

Pricing Model

Real Work replaces existing 'one-size-fits-all' platforms, dialing into the specific needs of skilled trade workers. Grow the network of workers -- support employers.

	REALWORK.COM	LinkedIn	Indeed	Glassdoor	Industry Recruiter	Career Builder
Price	**$249-$599 / month**	$825/ mo	$300/ mo	$249/ mo	$25k+/ hire	$450/ mo
License & Certification Tracking	✓	✗	✗	✗	✗	✗
Training/CEU Reminders	✓	✗	✗	✗	✗	✗
Calendar & Job Information	✓	✗	✗	✗	✗	✗

Key differentiators

 **Subscription**

Monthly subscriptions provides *unlimited* access to worker pool and other subcontractors.

 **Great workers**

"Rate your job" feature encourages workers and employers to 'bring their best'.


Notifications
Notifies workers and contractors when there's a match.


License & certifications
Expiration reminders and training connections.


Simplified postings
Profiles and postings based on the licenses, certifications, and skills needed.


Partnerships
Building partnerships with schools to bring new workers into the pool.


Flexible options
Full-time, part-time, or seasonal opportunities.

Strategy for Building a Two-Sided Market



Initial Launch

- Develop partnerships with trade and specialty schools to attract new workers.
- Develop initial beta-testing group with local contractors and workers.
- Focus on social media presence.



Build Real Worker Base

- Recruit 'influencer'.
- Add revenue streams that add value - links to training platforms, testing sites, etc.
- Emphasis on training, earning, and competing for badges.



Build Employer Base

- Initial focus on non-union contractors in the low-voltage and residential space.
- Leverage Reps' networks in the Western US.
- Attend industry trade shows to introduce the Real Work platform.
- Execute strategic and consistent LinkedIn presence.

Initial Target Market



| Washington | Oregon | Idaho |





Those future projections aren't guaranteed.





Future optimizations























Provide payment options for workers and subcontractors.

Create entrepreneurial opportunities for a new generation.

Track time and CEU's (continuing education units) in worker accounts.

Calendars to simplify scheduling for workers and contractors.

Robust worker profiles, with galleries to display work and badges signifying achievements.

OUR SOLUTION – Technical Roadmap

November 2021
Complete Initial Platform Design
Begin product development
April 2022
Initial User Studies
July / August 2022
Target for MVP Launch
Summer 2023
Initial Revenue Target
October 2023
October 2024
0.5% Local Market Penetration

MVP Launch - Summer 2023

- Worker profiles and search.
- Favorite workers and roles.
- Employer profiles, job postings, and search.
- License and certification management.
- Worker and job role match.
- New role and worker notifications.
- Employer subscriptions.

Phase Two - Winter 2024

- In-app messaging.
- Worker and employer ratings.
- Work sample gallery for worker profiles.
- Mobile app for workers.

Phase Three – Summer 2024

- Team accounts for employers.
- Gig work management features.
- In-app scheduling.
- Trade school course suggestions for maintaining licenses and certifications.

REALWORK.COM

LEADERSHIP TEAM

Tracy Teutsch
CEO / Founder

Tracy has been in the construction industry for over 20 years and believes in the value of the trades. Her roles have included general manager, sales manager, project manager, and systems sales.

Her operational experience give her a foundation to grow the Real Work business and team.

Tracy has a history in entrepreneurship with previous startup experience, so she understands the commitment and

Carolynn Ferris
Sales Advisor

Carolynn has decades of industry experience in operations and sales – roles that led to her becoming the Global Director of Sales for Tyco. Her experience gives her the tools and expertise to help guide Real Work as we build and grow a successful national sales team.

Scott Dulaney
Operations Advisor

With Scott's industry and operations experience he brings strength to the Real Work team. Scott grew a business from a 'one truck' operation into a multi million-dollar business. He knows the industry from the field to the board room.

With over 30 years in the industry Mike is a strong worker advocate and educator, providing voice for the worker and

Donna brings Board experience, organization, and strong team building skills to Real Work. With over a decade of industry



perseverance needed to build a business. She's committed to delivering a platform that meets and exceeds the industry's needs.

Tracy truly believes, "it's all about the People".



Mike Brooks
Worker Advisor / Advocate

a path for outreach to the Real Work Team. He's an instructor for IEC/JATC, and hosts a podcast called The Half Watt, focused on educating and entertaining tradespeople.



Donna Seko
Board Secretary

experience, Donna managed teams through multiple high growth periods. She is thorough, well-organized and a master of developing strong teams focused on quality.

We have experienced Sales Reps and Product Managers ready and willing to join our team.

OUR TEAM – Technical



Product development in partnership with award winning UI/UX design firm Flower Press Creative Studio, LLC.

Exploring additional partnerships to expedite product features while assuring a safe and secure experience for our customers.





Khaiersta English
Product Design Lead

Khaiersta brings 25+ years of award-winning product design experience to Real Work. Her background includes user research, user experience design, and product design for large brands and startups. Past clients include Nike, Survey Monkey, Time Inc., Disney, Jobs Nirvanan, and Student Doctor Network.



Matt Rabe
Engineering Lead

Matt brings 20 years of software engineering experience to Real Work. His background is in engineering well-architected systems that perform well for end-users and scale over time. Past clients include InsideTrack, Insurance Lounge, Car Wash Enterprises Inc., Time Inc., World Perspectives, and Geek Girl Careers.





Scott Sherman
Technical Advisor

Scott brings 35+ years of software design, engineering, and architecture development with recent roles at Tableau, Microsoft, Vision, and Catarra. Scott brings an understanding of technology and how it can serve people. In his role as Technical Advisor, Scott will advise us on technical growth and development strategies.



Cari Brumfield
Product Advisor

Cari brings years of product management and business analyst experience to Real Work. Her previous roles at Art+Logic, SS&C Technologies, and Sustain Technologies give her a solid foundation to interface with our technical team to lead Real Work through new growth phases.



REALWORK.COM

Join us.

Your investment will cover on-going app and platform development to ensure the Real Work platform launches efficiently and effectively.



It's all about the People.